

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2021

Patrick Bilton
Chief Executive Officer
MJ Harvest, Inc.
9205 West Russell Road Suite 240
Las Vegas, Nevada 89139

      Re: MJ Harvest, Inc.
          Registration Statement on Form 10-12(g)
          Filed February 5, 2021
          File No. 000-56250

Dear Mr. Bilton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-12G filed February 5, 2021

Business Concentration

1. Disclose the identity of your two material customers accounting for 83% of your debudder sales.

Competitive Advantages

2. Please note that upon effectiveness of this Form 10-12G, the Company will have a reporting obligation pursuant to Section 12(g) of the Securities Exchange Act of 1934, not Section 15(d) of the Exchange Act. Please correct throughout your filing. Balance your expectation for a "more active trading market" for your shares upon effectiveness with a discussion of the actual market for your shares. Clarify what you mean by "increased pool of available free trading shares."

Government Regulation

3.   Reconcile your statement that management is actively seeking an acquisition candidate with your statements elsewhere (e.g. MD&A) indicating that a lack of capital and resources has cause management to pivot from an acquisition strategy.

Item 6. Executive Compensation

4.   We note that in your Form S-1 you describe a consulting arrangement with Mr. Bilton where he is entitled to cash compensation upon the receipt of $500,000 in private or public financing. Please revise to discuss this arrangement and other arrangement with any of your other member of management that remains in effect.

Marketing & Distribution

5.   We note that you rely upon industry conferences to market your product. In light of the pandemic, highlight whether you have altered your marketing approach.

Risk Factors
Our common stock has been thinly traded and we cannot predict the extent to which a trading market may develop

6.   It appears that this risk factor was previously included in your initial public offering because of the reference to the "offering" in the last sentence. Please revise this risk factor (and where else applicable) to address the company's current situation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amanda Kim, Staff Accountant at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Larry Spirgel, Associate Director, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gary R. Henrie, Securities Counsel